Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

And deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: PotlatchDeltic Corporation

Subject Company: CatchMark Timber Trust, Inc.

Filer’s Commission File Number: 001-36239

Date: May 31, 2022

PotlatchDeltic Corporation (“PotlatchDeltic”) issued the following to employees relating to the proposed transaction contemplated by that certain Agreement and Plan of Merger, dated as of May 29, 2022 (the “Merger Agreement”), by and among PotlatchDeltic, Horizon Merger Sub 2022, LLC, a wholly owned subsidiary of PotlatchDeltic, CatchMark Timber Trust, Inc. and CatchMark Timber Operating Partnership, L.P.

PotlatchDeltic CatchMark

PotlatchDeltic and CatchMark Combine

The combination creates significant strategic and financial opportunities and unlocks opportunities to grow shareholder value

STRATEGIC RATIONALE

- Diversified timberland ownership of ~2.2 million acres with ~70% located in strengthening southern markets
- Remain top-ten U.S. lumber producer with capacity of 1.1 BBF
- Broader real estate opportunities, including natural climate solutions
- Remain the timber REIT with the most leverage to lumber prices and aligned with robust industry fundamentals
- Expanded bolt-on growth opportunities

FINANCIAL RATIONALE

- Combined market capitalization over $4 billion and enterprise value over $5 billion[1]
- Compelling annual CAD synergies of $16 million (run rate basis)[2]
- Accretive to CAD per share in the first full year[3]
- Significant cash flow accretion
- Strong balance sheet and credit metrics
- Remain committed to investment grade rating

1. Pro forma based on PotlatchDeltic's stock price as of May 27, 2022, and the respective companies' debt and cash balances as of March 31, 2022.
2. Cash Available for Distribution (CAD) is a non-GAAP measure and is calculated as cash from operations minus capital expenditures and timberland acquisitions not classified as strategic.
3. Assuming full run rate synergies and excluding costs to achieve the synergies.

MERGER STRUCTURE

Exchange 0.23 PCH share for each CTT share. Pro-forma ownership: PCH 86%, CTT 14%.

KEY FACTS

Adds ~350,000 acres in GA, AL, SC. Headquarters remains in Spokane. Regional office in Atlanta.

The Combined Portfolio

LITTLE ROCK
Legend
CatchMark
PotlatchDeltic

LEADERSHIP

Chairperson: Mike Covey. President and CEO: Eric Cremers. One Board member added from CTT.

CLOSING CONDITIONS

CTT stockholder approval (majority). Expected to close second half of 2022.

"We are excited about growing shareholder value by combining PotlatchDeltic and CatchMark. With CatchMark, we gain significant scale in three states, and diversify our timberland holdings into some of the strongest markets in the U.S. South. In addition, the location of CatchMark's land near large population centers provides attractive rural real estate sales opportunities. PotlatchDeltic will retain a strong balance sheet and liquidity after the merger is completed, providing a platform for continued growth. We also remain committed to responsible environmental, social, and governance strategies."

Eric Cremers – President and CEO of PotlatchDeltic

"This partnership with PotlatchDeltic unlocks value for our stockholders and positions us well for sustainable success over the long-term. By joining together our high-quality assets and dedicated and talented employees, we will greatly enhance the potential of PotlatchDeltic. We look forward to working together as we integrate our two companies and capitalize on the robust opportunities for growth and success."

Brian Davis – President and CEO of CatchMark

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IMPORTANT ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION

This communication is being made in respect of the proposed merger transaction involving PotlatchDeltic Corporation ("PotlatchDeltic) and CatchMark Timber Trust, Inc. ("CatchMark"). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, PotlatchDeltic plans to file with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-4 that constitutes a prospectus of PotlatchDeltic and will also include a proxy statement of CatchMark. After the Registration Statement has been declared effective, CatchMark will mail the definitive proxy statement/prospectus to its stockholders. **The proxy statement/prospectus to be filed with the SEC related to the proposed merger will contain important information about PotlatchDeltic, CatchMark, the proposed transaction and related matters. Investors are urged to carefully read the proxy statement/prospectus and other documents to be filed with the SEC (or incorporated by reference into the proxy statement/prospectus) in connection with the proposed merger, when available.** Investors will be able to obtain free copies of the proxy statement/prospectus, when it is filed with the SEC, through the website maintained by the SEC at www.sec.gov. In addition, investors will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties on PotlatchDeltic's website at www.potlatchdeltic.com (which website is not incorporated herein by reference), for documents filed with the SEC by PotlatchDeltic, or on CatchMark's website at www.catchmark.com (which website is not incorporated herein by reference), for documents filed with the SEC by CatchMark.

PARTICIPANTS IN THE SOLICITATION

PotlatchDeltic and CatchMark and their respective directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders of CatchMark in connection with the merger transaction. Certain information about the directors and executive officers of PotlatchDeltic is set forth in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on February 17, 2022, and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 29, 2022, and will be contained in the proxy statement/prospectus described above when it is filed with the SEC. Certain information about the directors and executive officers of CatchMark is set forth in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on March 3, 2022 and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 15, 2022, and will be contained in the proxy statement/prospectus described above when it is filed with the SEC. You can obtain free copies of these document from PotlatchDeltic and CatchMark using the contact information above.

FORWARD-LOOKING STATEMENTS

Statements made in this communication and related statements that express PotlatchDeltic's, CatchMark's or their respective management's intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including: the inability to obtain regulatory approvals of the merger transaction on the proposed terms and schedule; the failure of CatchMark's stockholders to approve the merger transaction; disruption to PotlatchDeltic's or CatchMark's business, including customer, employee and supplier relationships resulting from the merger transaction; the inability to implement business plans, forecasts, and other expectations after the completion of the proposed merger transaction, and to identify and realize synergies or other expected benefits; the occurrence of any event, change, or other circumstance that could give rise to a termination of the definitive agreement relating to the proposed merger transaction; and other factors described in PotlatchDeltic's and CatchMark's reports filed with the SEC, including their respective annual reports for the year ended December 31, 2021 and subsequent quarterly reports, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, PotlatchDeltic and CatchMark disclaim any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.

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